

Mail Stop 3030

March 3, 2016

Via E-mail
Mr. Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

> **Re:** **Remedent, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed June 29, 2015**
> **File No. 1-15975**

Dear Mr. Van Acker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Item 9A. Controls and Procedures, page 33

1.   You disclose that management used the framework Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us whether management used the COSO framework of 2013 in performing its assessment and revise the report in future filings to disclose the framework used, as required by Item 308(a)(2) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-1

2.   Please tell us why you reflect your other receivable of $1,150,000 as a current asset and explain the terms of payment to us. Refer to ASC 310-10-45-9.

Consolidated Statements of Comprehensive Income (Loss), page F-6

3.   In future filings, please present your separate consolidated statements of comprehensive income (loss) consecutive to (i.e., immediately following) your consolidated statements of operations. Refer to ASC 220-10-45-1.

Note 3. Long-term Investments, page F-12

4.   In your future filings that include annual and interim financial statements, please provide the summarized financial information required by ASC 323-10-50-3(c) and Item 8-03(b)(3) of Regulation S-X for significant equity investees. It appears that the summarized information would be required for GlamSmile Asia Ltd.

5.   In this note you refer to both GlamSmile Asia Ltd and GlamSmile Dental Technology Ltd. Please tell us your ownership interest in each of these entities and describe to us the relationship between the two entities. Clarify for us whether your wholly owned subsidiary, Remedent N.V., owns a 21.5% interest in each of the entities or only in GlamSmile Dental. Similarly, clarify for us whether GlamSmile Asia Ltd is a 100% subsidiary of GlamSmile Dental.

Note 14. Income Taxes, page F-17

6.   Please describe to us each of the items included in the 'Permanent differences' captions shown on the reconciliation on page F-18 and show us how the amounts were calculated.

Note 19. Financial Instruments, page F-20

7.   Refer to the reconciliation of the beginning and ending balances for long-term advances and investments at the bottom of page F-21. Please respond to the following:

- Please reconcile the level at which you measured fair value as shown in the table above the reconciliation for your long-term investment and advance ('2') to the reconciliation ('3').
- Please explain the two entries shown for 2014 and explain why the equity income from the investment for that year is shown as a transfer out of your level 3 investment.
- Since we note from page F-7 that you account for your investment in GlamSmile Asia Ltd using the equity method, please tell us how you determined the fair value of this investment as we note that the amount is the same as carrying value. In future filings please describe the valuation technique used to determine fair value for your long-term investment and advance. Refer to ASC 820-10-50-2(bbb).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery